SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

THIRD COAST MIDSTREAM, LLC

(Name of Issuer)

Third Coast Midstream, LLC

Anchor Midstream Acquisition, LLC

Anchor Midstream Merger Sub, LLC

Third Coast Midstream Holdings, LLC

AMID GP Holdings, LLC

3CM Holdings, LLC

Magnolia Infrastructure Partners, LLC

JP Energy Development, L.P.

Busbar II, LLC

Magnolia Infrastructure Holdings, LLC

ArcLight Energy Partners Fund V, L.P.

ArcLight PEF GP V, LLC

ArcLight Capital Holdings, LLC

ArcLight Capital Partners, LLC

Daniel R. Revers

(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02752P 100

(CUSIP Number of Class of Securities)

Christopher B. Dial Third Coast Midstream, LLC 2103 CityWest Blvd. Building #4, Suite 800 Houston, Texas 77042 (346) 241-3400	Christine Miller Magnolia Infrastructure Partners, LLC c/o ArcLight Capital Partners 200 Clarendon Street, 55th Floor Boston, Massachusetts 02116 (617) 531-6338
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With copies to
Tull Florey Hillary H. Holmes Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, Texas 77002 (346) 718-6600	Douglas Bacon, P.C. Matthew R. Pacey, P.C. Brooks W. Antweil Kirkland & Ellis LLP 609 Main Street, 45th Floor Houston, Texas 77002 (713) 836-3600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$204,764,799.75*	$24,817.49**
*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction valuation was determined based upon the product of (a) 39,002,819 Common Units to be converted into the right to receive merger consideration described herein by (b) by $5.25, the per share cash payment to be received in the merger described herein.

**

In accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, as amended, the filing fee of $24,817.49 was determined by multiplying 0.0001212 by the maximum aggregate cash payment of $204,764,799.75.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing

Amount Previously Paid: $24,817.49	Filing Party: American Midstream Partners, LP

Form or Registration No.: Schedule 14C	Date Filed: April 24, 2019

On July 23, 2019, after the closing of the transactions contemplated by the Merger Agreement (defined below), the registrant, American Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), converted into a Delaware limited liability company named “Third Coast Midstream, LLC” (the “AMID Conversion”). References herein to the “Partnership” refer to American Midstream Partners, LP prior to the AMID Conversion and Third Coast Midstream, LLC following the AMID Conversion. Concurrently with the AMID Conversion, the general partner of the Partnership, American Midstream GP, LLC, a Delaware limited liability company (“Partnership GP”), changed its name to “Third Coast Midstream Holdings, LLC” (the “Partnership GP Name Change”). References herein to “Partnership GP” refer to American Midstream GP, LLC prior to the Partnership GP Name Change and Third Coast Midstream Holdings, LLC following the Partnership GP Name Change. Immediately following the AMID Conversion and the Partnership GP Name Change, on July 23, 2019, Anchor Midstream Acquisition, LLC, a Delaware limited limited liability company (“Parent”), merged with and into Partnership GP, with Partnership GP as the surviving entity (the “GP Merger”).

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) the Partnership as the issuer of the common units representing limited partner interests in the Partnership (“Common Units”) that are subject to the Rule 13e-3 transaction; (ii) Parent; (iii) Anchor Midstream Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”); (iv) Partnership GP; (v) AMID GP Holdings, LLC, a Delaware limited liability company; (vi) High Point Infrastructure Partners, LLC, a Delaware limited liability company (“HPIP”); (vii) Magnolia Infrastructure Partners, LLC, a Delaware limited liability company; (viii) JP Energy Development, L.P., a Delaware limited partnership; (ix) Busbar II, LLC, a Delaware limited liability company; (x) Magnolia Infrastructure Holdings, LLC, a Delaware limited liability company (“MIH”); (xi) ArcLight Energy Partners Fund V, L.P., a Delaware limited partnership; (xii) ArcLight PEF GP V, LLC, a Delaware limited liability company; (xiii) ArcLight Capital Holdings, LLC, a Delaware limited liability company; (xiv) ArcLight Capital Partners, LLC, a Delaware limited liability company; and (xv) Daniel R. Revers. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 17, 2019 (the “Merger Agreement”), by and among the Partnership, Partnership GP, Parent, Merger Sub and HPIP. Pursuant to the Merger Agreement, Parent agreed to acquire all of the publicly held equity (other than Common Units held by Parent or any Common Unit designated by Parent as a “Sponsor Unit” with the written consent of the holder of such Common Unit (collectively, the “Sponsor Units”)) in the Partnership under the terms of the Merger Agreement. Under the terms and subject to the conditions of the Merger Agreement, effective as of July 23, 2019, Merger Sub merged with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent and Partnership GP (the “Merger”), both of which were indirect controlled subsidiaries of ArcLight Energy Partners Fund V, L.P. The Merger became effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware on July 23, 2019 (the “Effective Time”). As of the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Sponsor Units) was converted into the right to receive $5.25 in cash, payable without interest and reduced by any applicable tax withholding (the “Merger Consideration”). As of the Effective Time, all of the Common Units converted into the right to receive the Merger Consideration were no longer outstanding and were automatically canceled and cease to exist.

The Sponsor Units were unaffected by the Merger and remained outstanding, and no consideration was delivered in respect thereof. The Partnership’s incentive distribution rights (“IDRs”) issued and outstanding immediately prior to the Effective Time were automatically canceled and cease to exist, and no consideration was delivered in respect of the cancellation of the IDRs.

The conflicts committee (the “Conflicts Committee”) of the board of directors of Partnership GP (the “GP Board”), consisting of three independent directors, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were in the best interests of the Partnership and holders of Common Units other than Parent, Merger Sub, HPIP and their respective affiliates (the “Unaffiliated Unitholders”), (ii) granted “Special Approval,” as such term was defined in the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (as amended, the “Partnership Agreement”), of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) recommended that the GP Board adopt and approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group, L.L.C. (“Evercore”), the financial advisor to the Conflicts Committee, to the effect that, as of the date of Evercore’s opinion, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken in rendering Evercore’s opinion as set forth therein, the Merger Consideration was fair, from a financial point of view, to the Unaffiliated Unitholders.

The GP Board, acting in part based upon the recommendation of the Conflicts Committee (and after receiving the approval of Partnership GP’s Class A members), unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were in the best interests of the Partnership, (ii) approved the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, (iii) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the limited partners of the Partnership, and (iv) authorized the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the limited partners of the Partnership without a meeting, without a vote and without prior notice, pursuant to and on the conditions set forth in the Partnership Agreement.

Under the applicable provisions of the Partnership Agreement, approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, required the affirmative vote or consent of the holders of a majority of the outstanding Common Units and preferred units, voting together as a single class on an as-converted basis, and a majority of each series of the outstanding preferred units, voting separately as a class (collectively, a “Unit Majority” and, such approval, the “Partnership Unitholder Approval”). As permitted by the Delaware Revised Uniform Limited Partnership Act and the Partnership Agreement, immediately prior to the execution of the Merger Agreement, affiliates of Parent delivered to the Partnership a written consent of limited partners approving the Merger Agreement and the transactions contemplated thereby, including the Merger, by a Unit Majority, which consent constituted the Partnership Unitholder Approval.

The Partnership previously filed a definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Information Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a) through (b) Securities Ownership; Securities Transactions.

Item 11(a)-(b) is hereby amended and supplemented by adding the following language:

On July 18, 2019, pursuant to a redemption agreement between Partnership GP and the Partnership, the Partnership redeemed 100% of the issued and outstanding Notional General Partner Units of the Partnership, which were held by Partnership GP, for a total of 980,889 Common Units. As a result of such redemption, Partnership GP retained a non-economic general partner interest in the Partnership and remained the sole general partner of the Partnership until the consummation of the AMID Conversion, as a result of which such non-economic general partner interest was cancelled.

Also on July 18, 2019, pursuant to certain notices of conversion, dated July 15, 2019 and in accordance with the terms and conditions of the Partnership Agreement, (i) Partnership GP, as a holder of 8,180,101 Series A-1 Convertible Preferred Units, elected to convert such units into 10,479,528 Common Units, (ii) Magnolia Infrastructure Partners, LLC, as a holder of 3,504,604 Series A-2 Convertible Preferred Units, elected to convert such units into 4,489,748 Common Units and (iii) MIH, as a holder of 9,795,064 Series C Convertible Preferred Units, elected to convert such units into 9,808,777 Common Units.

On July 22, 2019, in accordance with the terms of the Merger Agreement, each of the filing persons and Stephen W. Bergstrom, through a series of transactions, contributed a total of 41,144,896 Common Units held by such filing persons and Stephen W. Bergstrom, as applicable, to Parent, an affiliate of the filing persons.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15(c) is hereby amended and supplemented by adding the following language:

On July 23, 2019, the Partnership filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into the Partnership, with the Partnership surviving and continuing to exist as a Delaware limited partnership until the AMID Conversion, in connection with which the Partnership was converted into a Delaware limited liability company. As a result of the Merger, the Partnership became a wholly owned subsidiary of Parent and Partnership GP until the Parent Merger, in connection with which the Partnership became a wholly owned subsidiary of Partnership GP.

As a result of the Merger, the Partnership ceased to be a publicly traded company and the Common Units are no longer listed on any quotation system or exchange, including the New York Stock Exchange.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)	Definitive Information Statement of American Midstream Partners, LP (“Information Statement”) (incorporated herein by reference to the Partnership’s Schedule 14C filed with the SEC on July 3, 2019).

(a)(2)	Notice of Action of Written Consent of American Midstream Partners, LP (incorporated herein by reference to the Information Statement).

(a)(3)	Press Release of American Midstream Partners, LP, dated March 18, 2019 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed March 18, 2019).

(a)(4)**	Press Release of American Midstream Partners, LP, dated July 15, 2019.

(a)(5)**	Press Release of American Midstream Partners, LP, dated July 23, 2019.

(b)	None.

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Information Statement).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated September 28, 2018, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated December 20, 2018, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated January 15, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated January 17, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(6)*	Presentation materials prepared by Evercore Group L.L.C., dated January 21, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(7)*	Presentation materials prepared by Evercore Group L.L.C., dated January 22, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(8)*	Presentation materials prepared by Evercore Group L.L.C., dated February 5, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(9)*	Presentation materials prepared by Evercore Group L.L.C., dated March 11, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(10)*	Presentation materials prepared by Evercore Group L.L.C., dated March 13, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(11)*	Presentation materials prepared by Evercore Group L.L.C., dated March 16, 2019, for the Conflicts Committee of the Board of Directors of American Midstream GP, LLC.

(c)(12)*	Presentation materials prepared by Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated March 14, 2019, for each of the ArcLight Filing Parties on a non-reliance basis.

(d)(1)	Agreement and Plan of Merger, dated as of March 17, 2019, by and among Anchor Midstream Acquisition, LLC, Anchor Midstream Merger Sub, LLC, High Point Infrastructure Partners, LLC, American Midstream Partners, LP and American Midstream GP, LLC (incorporated herein by reference to Annex A of the Information Statement).

(d)(2)*	Equity Commitment Letter, dated as of March 17, 2019, by ArcLight Energy Partners Fund V, L.P., and agreed and accepted by American Midstream GP, LLC.

(d)(3)*	Limited Guarantee, dated as of March 17, 2019, by ArcLight Energy Partners Fund V, L.P. in favor of American Midstream Partners, LP.

(d)(4)*	Capital Contribution Agreement, dated as of March 28, 2019, by and between High Point Infrastructure Partners, LLC and American Midstream GP, LLC.

(d)(5)	Redemption Agreement, dated July 18, 2019, by and between American Midstream GP, LLC and American Midstream Partners, LP. (incorporated by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on July 23, 2019).

(d)(6)**	Notice of Conversion, dated July 15, 2019, by American Midstream GP, LLC.

(d)(7)**	Notice of Conversion, dated July 15, 2019, by Magnolia Infrastructure Partners, LLC.

(d)(8)**	Notice of Conversion, dated July 15, 2019, by Magnolia Infrastructure Holdings, LLC.

(d)(9)**	Master Contribution Agreement, dated July 22, 2019, by and among Anchor Midstream Acquisition, LLC, High Point Infrastructure Partners, LLC, American Midstream GP, LLC, Magnolia Infrastructure Holdings, LLC, Magnolia Infrastructure Partners, LLC, AMID GP Holdings, LLC, JP Energy Development, L.P., Busbar II, LLC, High Point Energy, LLC, ArcLight Energy Partners Fund V, L.P., Stephen W. Bergstrom, Daniel C. Campbell.

(f)(1)	Sixth Amended and Restated Agreement of Limited Partnership of American Midstream Partners, LP, dated July 23, 2019 (incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on July 23, 2019).

(f)(2)	Limited Liability Company Agreement of Third Coast Midstream, LLC dated July 23, 2019 (incorporated by reference to Exhibit 3.4 to the Partnership’s Current Report on Form 8-K (Commission File No. 001-35257) filed on July 23, 2019).

(g)	None.

* Previously filed.

** Filed herewith.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 23, 2019

THIRD COAST MIDSTREAM, LLC

By:	/s/ Christopher B. Dial
Name:	Christopher B. Dial
Title:	Senior Vice President and General Counsel

THIRD COAST MIDSTREAM HOLDINGS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	President

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

3CM HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

JP ENERGY DEVELOPMENT, L.P.

By: JP ENERGY DEVELOPMENT GP LLC, its general partner

/s/ Daniel R. Revers
Daniel R. Revers, President

BUSBAR II, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, LLC, its General Partner

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Manager

By: ACH GP, LLC, its General Partner

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Manager

ARCLIGHT PEF GP V, LLC

By: ArcLight Capital Holdings, LLC, its Manager

By: ACHP II, L.P., its Managing Member

By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By: ACHP II, L.P., its Managing Member

By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers
Title:	Managing Partner

DANIEL R. REVERS

By:	/s/ Daniel R. Revers
Name:	Daniel R. Revers